Exhibit 4.2
DESCRIPTION OF FB FINANCIAL CORPORATION’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of FB Financial Corporation’s securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of the date of the Annual Report on Form 10-K of which this exhibit is a part, the registrant has one class of securities registered under Section 12 of the Exchange Act, which is its common stock, par value $1.00 per share.
The following is a description of the common stock of FB Financial Corporation (“we”, “us”, “our” and the “Company”) and the material provisions of our amended and restated charter and amended and restated bylaws and other agreements to which we and our shareholders are parties. The following is only a summary does not purport to be complete. The following is qualified by applicable law and by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws and other agreements, which are incorporated by reference to the Annual Report on Form 10-K, of which this exhibit is a part.
General. Our authorized capital stock consists of 75,000,000 shares of common stock, par value $1.00 per share. As of February 15, 2020, there were 31,035,182 shares of common stock outstanding. All outstanding shares of common stock are fully paid and non-assessable.
Voting rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders, and are not entitled to cumulative voting in the election of directors. At any meeting of the shareholders, the holders of a majority of the outstanding stock of the Company then having voting rights, present in person or by proxy, shall constitute a quorum for all purposes. If a quorum exists, action on a matter (other than the election of directors) by a voting group is approved if the votes cast within the voting group favoring the action exceeds the votes cast opposing the action, unless otherwise provided by the charter or bylaws.
Dividend rights. Subject to the rights that may be applicable to any outstanding preferred stock and all other classes of stock at the time outstanding having prior rights as to dividends, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor.
Rights upon liquidation. In the event of liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.
Other rights. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of our preferred stock.
Election and removal of directors
Our bylaws provide that our board of directors will consist of between one and fifteen directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. The exact number of directors will be fixed from time to time by resolution of our board of directors. Our bylaws provide that shareholders may remove any director, with cause only, by the affirmative vote of the holders of a majority of the issued and outstanding stock of the Company then having voting rights at a shareholder meeting called for that purpose.
As of February 15, 2020, James W. Ayers owned approximately 44% of our common stock. In connection with our initial public offering, we entered into a shareholder’s agreement with Mr. Ayers, in his capacity as our then-sole shareholder. The shareholder’s agreement provides that our board of directors will consist of between five and 13 members (unless otherwise agreed by Mr. Ayers and the Company). Additionally, Mr. Ayers has the right under the shareholder's agreement to designate up to 40% of our directors and at least one member of the nominating and corporate governance committee, and one member of the compensation committee. Mr. Ayers’ director designation rights decrease as his percentage ownership of our common stock decreases, in each case rounded up to the nearest whole number of directors, and as set forth in the below table.

Ownership Percentage	Percentage of Directors Designated
More than 40% but less than or equal to 50%	40%

More than 30% but less than or equal to 40%	30%

More than 20% but less than or equal to 30%	20%

More than or equal to 5%, but less than or equal to 20%	10%

In addition, the shareholder’s agreement also provides that our Chief Executive Officer shall serve as a member of the board of directors.
If at any time a designee of Mr. Ayers ceases to serve on our board, Mr. Ayers has the right to designate or nominate a successor to fill such vacancy, or, if he loses his right to designate or nominate any successor directors pursuant to the terms of the shareholder’s agreement, these positions will be filled in accordance with our charter and bylaws. All other directorships will be filled in accordance with the charter and bylaws.
The shareholder’s agreement will terminate upon the earlier of Mr. Ayers’ death or permanent disability or when Mr. Ayers holds less than 5% of our outstanding shares of common stock.
Limitation of liability of directors and officers
The Tennessee Business Corporation Act, or TBCA, provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if: (a) such person acted in good faith; (b) in the case of conduct in an official capacity with the corporation, he reasonably believed such conduct was in the corporation’s best interests; (c) in all other cases, he reasonably believed that his conduct was at least not opposed to the best interests of the corporation; and (d) in connection with any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that such personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA provides that a court of competent jurisdiction, unless the corporation’s charter provides otherwise, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (a) such officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation; (b) such officer or director was adjudged liable on the basis that personal benefit was improperly received by him; or (c) such officer or director breached his duty of care to the corporation. Our charter provides that the Company shall, to the fullest extent permitted by the TBCA, indemnify its directors and officers, and may indemnify all other person whom it has the power to indemnify under the TBCA. The right of any director or officer of the Company to indemnification conferred in our charter shall also include the right to be paid by the Company the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Tennessee law.
Anti-takeover effects of some provisions
Some provisions of our charter and bylaws could make more difficult the removal of our incumbent officers and directors. These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.
Our charter provides that our Board of Directors may issue “blank check” preferred stock without shareholder approval. Some of the rights and preferences of these shares of preferred stock would be superior to the rights and preferences of shares of our common stock. Accordingly, the issuance of new shares of preferred stock may adversely affect the rights of the holders of shares of our common stock.

Anti-takeover provisions in the TBCA
In addition to certain of the provisions in our charter discussed above, the State of Tennessee has adopted statutes that can have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for shares of our common stock.
The Tennessee Control Share Acquisition Act generally provides that, except as stated below, “control shares” will not have any voting rights. Control shares are shares acquired by a person under certain circumstances which, when added to their shares owned, would give such person effective control over one-fifth or more, or a majority of all voting power (to the extent such acquired shares cause such a person to exceed one-fifth or one-third of all voting power) in the election of a Tennessee corporation’s directors. However, voting rights will be restored to control shares by resolutions approved by the affirmative vote of the holders of a majority of the corporation’s voting stock, other than shares held by the owner of the control shares. If voting rights are granted to control shares which give the holder a majority of all voting power in the election of the corporation’s directors, then the corporation’s other shareholders may require the corporation to redeem their shares at fair value.
The Tennessee Control Share Acquisition Act is not applicable to us because our charter does not contain a specific provision “opting in” to the act, as is required.
The Tennessee Investor Protection Act provides that unless a Tennessee corporation’s board of directors has recommended a takeover offer to shareholders, no offeror beneficially owning 5% or more of any class of equity securities of the offeree company, any of which was purchased within the preceding year, may make a takeover offer for any class of equity security of the offeree company if after completion the offeror would be a beneficial owner of more than 10% of any class of outstanding equity securities of the company unless the offeror, before making such purchase: (1) makes a public announcement of his or her intention with respect to changing or influencing the management or control of the offeree company; (2) makes a full, fair and effective disclosure of such intention to the person from whom he or she intends to acquire such securities; and (3) files with the Tennessee Commissioner of Commerce and Insurance, or Commissioner, and the offeree company a statement signifying such intentions and containing such additional information as may be prescribed by the Commissioner.
The offeror must provide that any equity securities of an offeree company deposited or tendered pursuant to a takeover offer may be withdrawn by an offeree at any time within seven days from the date the offer has become effective following filing with the Commissioner and the offeree company and public announcement of the terms or after 60 days from the date the offer has become effective. If the takeover offer is for less than all the outstanding equity securities of any class, such an offer must also provide for acceptance of securities pro rata if the number of securities tendered is greater than the number the offeror has offered to accept and pay for. If such an offeror varies the terms of the takeover offer before its expiration date by increasing the consideration offered to offerees, the offeror must pay the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the offer.
The Tennessee Investor Protection Act does not apply to us, as it does not apply to bank holding companies subject to regulation by a federal agency and does not apply to any offer involving a vote by holders of equity securities of the offeree company.
The Tennessee Business Combination Act, generally prohibits a “business combination” by a company or any of our subsidiaries with an “interested shareholder” within five years after the shareholder becomes an interested shareholder. The company or any of its subsidiaries can, however, enter into a business combination within that period if, before the interested shareholder became such, the company’s board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds of the other shareholders.
For purposes of these provisions of the Tennessee Business Combination Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of our stock.
The Tennessee Greenmail Act applies to a Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Tennessee Greenmail Act, a company may not purchase any of its shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by the company or the company makes an offer, or at least equal value per share, to all shareholders of such class.
Listing and trading market for common stock. Our common stock is listed on the NYSE under the symbol FBK.
Transfer agent and registrar. The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.